GAMBRO®

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

05012609

SEC MAIL RECEIVED NOV 15 2005 WASH, D.C. 203 SECTION

Stockholm, November 3, 2005

SUPPL

Gambro AB

Rule 12g3-2(b) File No. 82-34731

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Gambro AB (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Gambro AB

PROCESSED
NOV 18 2005
THOMSON FINANCIAL

Fredrik Dalborg
Director, Investor Relations
Phone + 46 8-613 65 84
Fax +46 8 613 65 78

Encl.:

Press releases:

October 24, 2005 – Nephrogen – new partner for regenerative medicine program
October, 28, 2005 – Nine month report January-September 2005

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

GAMBRO®

PRESS RELEASE
October 24, 2005

Nephrogen - new partner for regenerative medicine program

Gambro has recently signed an agreement with Nephrogen, LLC as part of its Regenerative Medicine initiative announced earlier this year. The program will extend over a period of three years with the target to restore the function of the kidney using adult stem cells. Initial research will focus on the indication of acute renal failure.

In February 2005, Gambro announced that it would invest around MSEK 100 over three years in the field of regenerative medicine. The funds will be used for internal research as well as to support outside collaborators such as Nephrogen. The next three years funds will finance cell selection and expansion technology and clinical trials. Gambro will primarily focus on developing new tools for cell handling and processing, while Nephrogen will contribute with scientific and clinical expertise. The objective with the current program is to publish first clinical results in two to three years.

The founders of Nephrogen, Dr. Christof Westenfelder of the University of Utah in Salt Lake City and Dr. Axel Zander of the University of Hamburg, Germany have conducted research in this field for several years and have demonstrated impressive early animal results.

"We are pleased to be able to work closely with the founders of Nephrogen as they are world recognized experts in the field. The field of regenerative medicine is at a very early stage but Nephrogen has so far showed confirming results", says Maris Hartmanis, Vice President Corporate Research Gambro.

Background information:
Regenerative medicine involves the use of adult stem cells for improving and restoring the functionality of organs. While therapeutic use of adult stem cells is currently an area of intense research, it is a largely unproven field with uncertain outcomes. Success however holds the promise of making a very significant contribution in the advancement of care for large numbers of patients suffering from renal and other diseases. Gambro BCT currently provides products that are used for the collection and processing of adult stem cells and it is anticipated that this effort will result in broadening this offering as well as possibly leading to other fields of commercial endeavor.

For further information please contact:
Paula Treutiger, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-73-366 65 99
Fredrik Dalborg, Director, Investor Relations, Corporate Finance, tel. +46-8-613 65 84, +46-73-366 65 84
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750

Gambro is a global medical technology company with related services and has leading positions in renal care - services and products - and blood component technology. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis, and acute renal and liver dialysis products, therapies and services. Gambro Healthcare is a provider of end-stage renal disease treatment and patient care. Gambro BCT develops and provides blood collection, apheresis and cell therapy products and services.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

File No 82-34731

GAMBRO®

REPORT
October 28, 2005

Nine month report January-September 2005

- **Revenues up 7% to MSEK 10,663 (9,932)**
- **EBIT at MSEK 1,029 (537), EBIT margin 9.7% (5.4%)**
- **Operating cash flow at MSEK 744 (286),** excluding currency effects MSEK 1,154 (301)
- **Net income MSEK 2,057 (-1,240),** excluding nonrecurring MSEK 1,649 (941)
- **Earnings per share at SEK 5.88 (-3.77),** excluding nonrecurring items 4.69 (2.56)
- **DaVita deal closed on October 5, redemption program to be carried out during November**

MSEK (Excl nonrecurring items)	Q3 2005	Q3 2004	Nominal	Currency adjusted	Jan-Sept 2005[1]	Jan-Sept 2004[2]	Nominal	Currency adjusted
Revenues	3,696	3,324	+11%	+7%	10,663	9,932	+7%	+7%
EBITDA	701	461	+52%	+47%	2,095	1,527	+37%	+37%
EBITDA margin	19.0%	13.9%			19.6%	15.4%		
EBIT	324	133	+144%	+145%	1,029	537	+92%	+90%
EBIT margin	8.8%	4.0%			9.7%	5.4%		
EBT	334	137	+144%		1,070	614	+74%	
Net income	613	286	+114%		1,649	941	+75%	
Net income (incl nonrecurring)	613	286	+114%		2,057	-1,240		
whereof discontinued operations	394	279	+41%		988	715	+38%	
Earnings per share, SEK[3]	1.74	0.77	+126%		4.69	2.56	+83%	
Earnings per share, incl nonrec items SEK[3]	1.74	0.77	+126%		5.88	-3.77		
Operating cash flow	538	194	+177%		744	286	+160%	
Net debt	5,690	5,215			5,690	5,215		

Note: Reported according to IFRS 5, Gambro Healthcare US is considered discontinued operations and is reported on a separate line below tax.
(1) *Nonrecurring item in Q1 2005: Capital gain from divestiture of MacGREGOR, MSEK 408.*
(2) Nonrecurring item in Q2 2004: A charge to provide for settlement with the U.S. Department of Justice. Pre-tax MSEK 2,672, after tax MSEK 2,181.
(3) Adjusted for minority interests

Third quarter highlights:

Revenues for the quarter showed growth of 11% (7% currency adjusted). Gambro Healthcare (clinics outside U.S.) posted strong currency adjusted growth of 20%. Revenues for Gambro BCT increased 7% currency adjusted. Gambro Renal Products growth reached 5% currency adjusted. Revenue development was healthy in all geographic markets.

EBIT margin for the group increased to 8.8% (4.0%). Excluding IFRS effects 8.2% (9.4%). The Gambro BCT margin improved to 25.3% (22.0%) and the Gambro Healthcare (clinics outside U.S.) margin improved to 10.1% (8.1%). Gambro Renal Products margins were slightly lower at 7.5% (9.2%), partly explained by negative IFRS effects.

Net debt was reduced by MSEK 1,119 compared to the second quarter 2005. Operating cash flow improved to MSEK 538 (194). Currency effects decreased net debt by MSEK 176.

"The positive development continues in all business areas. We are very pleased that the DaVita deal is now closed and the distribution of MSEK 9,995 to the shareholders will be carried out. The foundation for Gambro's business development agenda is now in place. Preparations for deliveries under the agreements with DaVita and Baxter are progressing according to plan. The agreements will be important in strengthening Gambro's global position.", says Sören Mellstig, Gambro President and CEO.

Gambro is a global medical technology company with related services and has leading positions in renal care - services and products - and blood component technology. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis, and acute renal and liver dialysis products, therapies and services. Gambro Healthcare is a provider of end-stage renal disease treatment and patient care. Gambro BCT develops and provides blood collection, apheresis and cell therapy products and services.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, P O Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
Email info@gambro.com
www.gambro.com

GAMBRO

October 28, 2005

Revenues by market

MSEK	Q3 2005	Q3 2004	Nominal	Currency adjusted	Jan-Sept 2005	Jan-Sept 2004	Nominal	Currency adjusted	Full year 2004
Europe, Africa and Middle East	2,157	1,960	+10%	+7%	6,417	6,041	+6%	+6%	8,147
United States	862	779	+11%	+7%	2,382	2,278	+5%	+7%	3,077
Asia, rest of the world	677	585	+16%	+6%	1,864	1,613	+16%	+11%	2,180
Total	3,696	3,324	+11%	+7%	10,663	9,932	+7%	+7%	13,404

THIRD QUARTER 2005 (* =currency adjusted)
The strong growth momentum continued and all business areas reported revenue growth above market growth. Gambro is growing strongly in all geographic markets and development was particularly favourable in the United States as well as in Europe, Africa and Middle East.

DaVita deal closed - redemption program to be carried out in November The sale of Gambro Healthcare U.S. to DaVita closed on October 5. Gambro received approximately USD 3.1 billion for the clinics. The preliminary pre-tax gain is estimated to some USD 1.1 billion (SEK 9.0 billion) with an effect on net income of approximately MUSD 850 (SEK 7.0 billion). Of the approximately USD 3.1 billion that Gambro received for the clinics MSEK 9,995 (SEK 29 per share) will be distributed to shareholders in accordance with the share redemption program. The Annual General Meeting authorized the share redemption program on April 12, 2005. The redemption program will be carried out during November and payment of the redemption amount is expected to take place around November 30, 2005.

DaVita preferred supplier agreement As a consequence of the closing of the DaVita transaction the preferred supplier agreement is now in force. Preparations for deliveries under the agreement are progressing.

Distribution and promotion agreement with Baxter The agreement was announced July 21, 2005 and is developing according to plan. During the quarter, the first shipments under the agreement were made.

Revenues in the quarter showed growth of 7%*. Revenue development was strong in the U.S. at 7%* and in Europe, Africa and Middle East at 7%*. Revenues in Asia and rest of the world increased by 6%* slightly below previous quarters due to slower development in Japan for both Gambro Renal Products and Gambro BCT.

EBITDA margin (Earnings before interest, taxes, depreciation and amortization) for the Group reached 19.0% (13.9%). Excluding IFRS accounting effects [1)] of MSEK +22 (-179), the EBITDA margin was 18.4% (19.3%).

EBIT (Earnings before interest and taxes) for the group increased to MSEK 324 (133). The EBIT margin reached 8.8% (4.0%). Excluding IFRS effects of MSEK +22 (-179) the EBIT margin was 8.2% (9.4%).

The **financial net** improved from third quarter last year to MSEK +10 (+4), including a MSEK 31 reversal of a provision related to a loan to an independent clinic operator.

Earnings before tax (EBT) increased in the quarter to MSEK 334 (137). The EBT margin reached 9.0% (4.1%).

GAMBRO

October 28, 2005

Net income for the quarter reached MSEK 613 (286) including discontinued operations. Excluding discontinued operations net income reached MSEK 219 (7). Tax costs were low in the quarter due to tax-free gains on hedge contracts.

Financial position

	Q3		Jan-Sept		Full year
MSEK	2005	2004	2005	2004	2004
Net debt[1], closing balance	5,690	5,215	5,690	5,215	5,820
Financial net	+10	+4	+449	+77	+147
of which interest net	-8	+8	-29	+89	+108
Average interest rate	6.0%	3.2%[2]	5.9%	3.3%[2]	3.3%[2]

1) Interest bearing provisions and liabilities, pension provisions included, less interest bearing receivables, including reported plan assets and liquid funds.
2) Excluding one-offs items.

Net debt decreased by MSEK 1,119 compared to the second quarter 2005. Operating cash flow improved to MSEK 538 (194). Currency effects decreased net debt by MSEK 176.

Pro forma Gambro Group Balance Sheet, September 30 [1]

SEK billion	Sept 30 2005	Effect of divestment 2005	Pro forma 2005	Effect of share redemption 2005	Pro forma 2005
ASSETS					
Intangible assets	2.2		2.2		2.2
Other fixed assets	7.4		7.4		7.4
Current assets	9.3	21.2	30.5	-10.0	20.5
Assets classified as held for sale	16.8	-16.8			
TOTAL ASSETS	**35.7**	**4.4**	**40.1**	**-10.0**	**30.1**
SHAREHOLDERS' EQUITY AND LIABILITIES					
Shareholders' equity	21.2	6.6[2]	27.8	-10.0	17.8
Long-term liabilities	6.3		6.3		6.3
Current liabilities	6.0		6.0		6.0
Liabilities directly associated with assets classified as held for sale	2.2	-2.2			
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**35.7**	**4.4**	**40.1**	**-10.0**	**30.1**
Net debt (-) / Net cash (+)	-5.7	+21.0	+15.3	-10.0	+5.3

1) Effects of clinic business divestment, closed on October 5, 2005 and redemption program are preliminary estimates.

2) The difference between shareholders' equity (SEK 6.6 billion) and net income (SEK 7.0 billion) comprise of translation difference and changes in minority interests.

Operating cash flow

MSEK Excl. nonrecurring items	Q3 2005	 2004	Jan-Sept 2005	 2004	Full year 2004
Earnings before taxes	334	137	1,070[1]	614	1,077
Depreciation and amortization	377	328	1,066	990	1,318
Change in operating working capital[2]	+175	+61	-441	-420	-109
Capital expenditure, net	-348	-332	-951	-898	-1,276
Operating cash flow	**538**	**194**	**744**	**286**	**1,010**
Of which currency effects in operating cash flow	+55	+60	-410	-15	+85

1) Excludes MacGREGOR divestiture, MSEK 408
2) Includes inventories, trade receivables, trade payables and other current receivables and liabilities.

Excluding currency effects in both periods, the **operating cash flow** improved to MSEK 483 in the third quarter of 2005, compared to MSEK 134 last year. Working capital development was favourable partly due to the long-term efforts to reduce accounts receivables.

COMPANY OBJECTIVES FOR 2005 (at constant currencies)

Gambro reconfirms the overall objectives for the year 2005: For 2005 the company is expecting revenue growth in the range of 6-8 percent for its continuing business (excluding Gambro Healthcare US). Gambro targets growth in earnings and operating cash flow in excess of revenue growth for 2005. The strategic steps taken in 2004 to sell the U.S. clinics and establish a strategic alliance with DaVita have sharpened the platform for future growth and profitability. The strategies for the business areas remain valid, but measures are now being taken to create additional growth on top of the current plans following the divestiture of Gambro Healthcare US. **Gambro Renal Products'** objective is to achieve revenue growth in the range of 3-5% and improve the operating margin. Sales to DaVita within the preferred supplier agreement framework are expected to start ramping up during 2005, but will not change the outlook. **Gambro BCT's** objective is to reach revenue growth of about 12-14% (including Ivex) while protecting operating margin. The outlook announced in the beginning of the year stated revenue growth of 10-12%. **Gambro Healthcare's** (excluding the U.S. clinics) objective is to reach revenue growth in the range of 10-15% of which approximately 2/3 will be organic. Operating earnings should grow at a slightly higher rate than revenues.

Long term, the company has an ambition to grow revenues at a rate of 10-15% annually and earnings (EPS) at a rate of 15% annually.

Long term Gambro will target a net debt to equity ratio of maximum 0.5.

GAMBRO RENAL PRODUCTS

MSEK	Q3 2005	Q3 2004	Nominal	Currency adjusted	Jan-Sept 2005	Jan-Sept 2004	Nominal	Currency adjusted
Revenues	2,680	2,454	*+9%*	*+5%*	7,824	7,440	*+5%*	*+4%*
- of which is intra-group	84	76	*+11%*	*+8%*	257	222	*+16%*	*+15%*
EBITDA	482	466	*+3%*	*+1%*	1,477	1,335 1)	*+11%*	*+10%*
EBITDA margin	18.0%	19.0%			18.9%	17.9%		
EBIT	202	226	*-11%*	*-11%*	682	595 1)	*+15%*	*+15%*
EBIT margin	7.5%	9.2%			8.7%	8.0%		

1) Including MSEK 101 in one-offs related to the closure of dialyzer plants

Gambro Renal Products third quarter 2005

Revenues increased by 5% currency adjusted. Sales growth was healthy in key European markets. Sales development was strong in several markets in both Asia Pacific and Americas, for example, Korea, China, Canada and Brazil. The intensive care business continued to grow strongly and PD sales developed very well in the quarter.

Operating earnings margin (EBIT) for Gambro Renal Products was lower at 7.5% in the third quarter 2005 compared to 9.2% in 2004. Earnings in the quarter were negatively impacted by MSEK 17 following new methods of accounting for hedge contracts within the new accounting standards (IAS 39). Excluding the IAS 39 effects the third quarter 2005 operating margin (EBIT) was 8.2%.

Preparations for deliveries under the DaVita preferred supplier agreement and the distribution and promotion agreement with Baxter continued. The preparations include strengthening the manufacturing organization, establishing a key account structure for these new major customers, inventory build-up, etc. These preparations incurred costs and had a negative impact on margins. The preparations are expected to continue to incur costs going forward. During the third quarter the first test shipments within the framework of the agreement with Baxter were made.

The synthetic dialyzer manufacturing capacity expansion program in the U.S. and France is progressing. The reconstruction of the dialyzer plant in Meyzieu, France, caused a write-off of MSEK 15 in the third quarter.

Within Renal Services, water treatment systems showed strong development. The first units of the single patient reverse osmosis monitor WRO 300 H, with heat sterilization, were shipped to customers in six different markets.

GAMBRO HEALTHCARE (Clinics outside U.S., previously called Gambro Healthcare International)

MSEK	Q3 2005	Q3 2004	Nominal	Currency adjusted	Jan-Sept 2005	Jan-Sept 2004	Nominal	Currency adjusted
Revenues	516	418	*+23%*	*+20%*	1,418	1,222	*+16%*	*+15%*
EBITDA	93	66	*+41%*	*+37%*	251	198	*+27%*	*+25%*
EBITDA margin	18.0%	15.8%			17.7%	16.2%		
EBIT	52	34	*+53%*	*+42%*	137	106	*+29%*	*+26%*
EBIT margin	10.1%	8.1%			9.7%	8.7%		

	Sept 30 2005	Sept 30 2004[2)]	Sept 30, 2005 vs. Sept 30, 2004	Sept 30, 2005 vs. June 30, 2005
Total number of clinics	**147**	142	+5	+2[1)]
Total number of patients	**11,900**	10,600	+ 1,300	+400

	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004[2)] Q4	2004 Q3	2004 Q2	2004 Q1
Total number of treatments in consolidated clinics ('000)		**443**	426	409	417	403	394	386
Number of dialysis days	79	79	78	77	79	79	78	78

1) During the third quarter 2 new clinics were acquired.
2) Updated definitions of patients treated in clinics with management contracts in the business area Gambro Renal Products

Gambro Healthcare third quarter 2005

Revenue growth continued to be strong with a currency adjusted growth of 20% (8%) recorded for the third quarter 2005. The total treatment growth reached 10% with an underlying organic growth of 5%. The strong growth is mainly driven by business expansion in Poland and France as well as good reimbursement development in France, Spain and Portugal. A clinic acquisition in France contributed with approximately 5 percentage points to growth.

During the quarter, it was confirmed that two clinic management contracts in Sweden will be terminated in the beginning of 2006. Business development activities continue, seeking opportunities mainly in Eastern European markets.

Operating earnings margin (EBIT) increased in the third quarter to 10.1% (8.1%). The margin improvement is driven by higher revenue per treatment in combination with strong cost control through operational efficiency measures. The ongoing standardization and productivity programs have started contributing to the margin development. The specific focus on operational performance in Italy continues and has resulted in a steady profitability improvement trend.

Medical outcomes is an area of focus and continued to improve during the quarter.

Medical outcomes - Europe

		2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1	2003 Q4	2003 Q3
Kt/V	Kt/V average	**1.55**	1.54	1.53	1.52	1.51	1.48	1.48	1.49	1.47
	Kt/V ≥1.2 (%)	**93**	92	93	92	91	90	89	88	86
Hemoglobin	≥11g/dl (%)	**76**	76	77	78	76	74	74	74	71
Albumin	≥3.5 g/dl (%)	**88**	88	88	89	89	90	90	89	90

Above data is only including hemodialysis patients (not peritoneal dialysis patients). See definitions on last page.

GAMBRO

October 28, 2005

GAMBRO BCT

MSEK	Q3 2005	2004	Nominal	Currency adjusted	Jan-Sept 2005	2004	Nominal	Currency adjusted
Revenues	584	528	*+11%*	*+7%*	1,678	1,492	*+12%*	*+13%*
EBITDA	200	167	*+20%*	*+17%*	559	475	*+18%*	*+20%*
EBITDA margin	34.2%	31.6%			33.3%	31.8%		
EBIT	148	116	*+28%*	*+24%*	411	333	*+23%*	*+26%*
EBIT margin	25.3%	22.0%			24.5%	22.3%		
Navigant Biotechnologies, expenses (EBIT)	15	18			42	49		

Gambro BCT third quarter 2005

Revenue growth for the third quarter 2005 reached 7% currency adjusted over a strong third quarter 2004. Sales growth exceeded market growth, but was lower than in the first two quarters of 2005. The slightly slower growth compared to previous quarters was due to two main factors. The strong equipment sales in Japan in the third quarter 2004 was not repeated in the third quarter 2005. Also the U.S. platelet disposable sales stabilized after strong 2004 growth driven by a market shift to single donor platelets due to the implementation of bacterial screening.

Revenue growth continued to be strong in Europe, driven by major markets such as UK, France and Spain. Sales momentum in Korea remains strong and Gambro BCT's share of the automated collections market continues to increase significantly. The Trima Automated Collection System has gained a foothold in the transfusion community in China. Sales of the Trima system and related disposables were strong and the market introduction of Trima Accel in Chinese language before year-end should support continued revenue growth.

Conversion of worldwide blood bank customers to Trima Accel continues, with approximately 70% of Trima disposable unit volume converted to Accel. Trima Accel's improved collection efficiency offers shorter donation times, enhanced donor satisfaction and the capability to collect leukoreduced platelets, plasma and red cells, including double red cells, with each blood donation.

The OrbiSac Whole Blood Processing System continued to show strong sales in Europe. OrbiSac system sales are a leading indicator of the value that automation can bring to the manufacturing processes of a blood center, paving the way for the future launch of the Atreus Whole Blood Processing System.

Operating earnings margin (EBIT) for Gambro BCT reached 25.3% (22.0%). The strong margin was driven by a favorable product mix and lower capacity costs.

Gambro BCT's future growth will be supported by the R&D investments it is making in the Atreus Whole Blood Processing System and Navigant's Mirasol pathogen reduction technology.

<u>Whole blood processing</u>
Currently, most processing of whole blood collections is performed manually. Blood component laboratories are looking for ways to reduce manual processes and achieve

greater quality control and consistency. The Atreus system automates these manual processes, providing greater quality control and consistent blood products. Gambro BCT anticipates introducing the first application in the comprehensive suite of Atreus applications in Europe and the US in the first half of 2007 and Asia late 2007, with additional Atreus product applications and geographical introductions to come over the next several years.

Navigant Biotechnologies, Inc.

The Mirasol pathogen reduction technology will help protect future blood transfusion recipients from blood borne pathogens like HIV, Hepatitis, West Nile virus and SARS. The Mirasol system is safe, simple, and highly effective.

Navigant continued to invest in development of its plasma and platelet pathogen reduction system during the third quarter. As previously reported, spending is expected to increase over the next two years. Navigant continues to meet its key milestones and is preparing for the human platelets clinical trial to begin in Europe before the end of the year. Navigant spending is expected to increase when the clinical trials start. The first market introduction of Mirasol for platelets is planned for Europe in mid 2007 and Asia in early 2009. Mirasol launch for plasma is planned for Europe in early 2008 and Asia in early 2009. Market introduction for each country is determined by country specific regulatory, validation, and reimbursement approval systems.

Navigant also continues to develop and test its pathogen reduction technology for applications improving the safety and availability of transfused red blood cells for U.S. Armed Forces.

GAMBRO

October 28, 2005

GAMBRO HEALTHCARE US (discontinued operations)

MSEK	Q3 2005	2004	Nominal	Currency adjusted	Jan-Sep 2005	2004	Nominal	Currency adjusted
Revenues	3,885	3,603	*+8%*	*+5%*	10,724	10,528	*+2%*	*+4%*
EBITDA	758	659	*+15%*	*+12%*	1,969	1,794	*+10%*	*+12%*
EBITDA margin	19.5%	18.3%			18.4%	17.0%		
EBIT	614	517	*+19%*	*+16%*	1,556	1,375	*+13%*	*+16%*
EBIT margin	15.8%	14.3%			14.5%	13.1%		

	Sept 30 2005	2004	Sept 30, 2005 vs. Sept 30, 2004	Sept 30, 2005 vs. June 30, 2005
Total number of clinics	**568**	565	+3	+2
Total number of patients	**43,200**	43,200	0	+100

	2005 Q4	Q3	Q2	Q1	2004 Q4	Q3	Q2	Q1
Total number of treatments in consolidated clinics ('000)		**1,651**	1,630	1,601	1,650	1,648	1,646	1,638
Number of dialysis days	79	79	78	77	79	79	78	78
Revenue per treatment, U.S. (USD)		**305**	298	297	294	292	286	278

Gambro Healthcare US third quarter 2005

Revenue per treatment in the U.S. was USD 305, an USD 13 increase from the third quarter of 2004 and an increase of USD 7 over the second quarter of 2005.

Three de novo clinics were opened and one clinic closed during the third quarter. Non-acquired treatment growth was 1%.

EBIT margin in the third quarter 2005 improved to 15.8% from 14.3% in 2004 and 14.0% in the second quarter of this year.

The sale of Gambro Healthcare U.S. to DaVita closed on October 5. Gambro received approximately USD 3.1 billion for the clinics.

INVESTMENTS

MSEK	Q3 2005	Q3 2004	Jan - Sept 2005	Jan - Sept 2004	Full year 2004
Gambro Healthcare [1]	26	41	100	87	137
Gambro Renal Products	243	233	654	665	919
Gambro BCT	101	72	262	187	281
Total investments excluding acquisitions [2]	370	346	1,016	939	1,337
Acquisitions	53	4	53	50	50
Total investments gross	423	350	1,069	989	1,387
Less: Disposals including divestments	-24	-14	-128	-43	-63
Total investment activities	399	336	941	946	1,324
1) Excluding Gambro Healthcare US					
2) Of which is capitalized development expenditures	33	33	128	104	145

Gambro Renal Products' investments mainly refer to new production capacity for synthetic dialyzers and other manufacturing improvements. The investments in Gambro Healthcare are to a large extent related to the expansion in Poland and upgrading of clinic equipment. The Gambro BCT investment is mainly related to capacity expansion and preparation for new product launches.

PERSONNEL

The number of Gambro employees increased by 19 during the third quarter. By the end of the period, the total number of employees amounted to 21,557 (21,190), of which 9,884 belong to Gambro Healthcare US.

PARENT COMPANY

Parent Company earnings before tax and appropriations amounted to MSEK 229 (166) for the first nine months of 2005. The Parent Company's liquid funds at the end of the quarter amounted to MSEK 35 (480).

OTHER

As a consequence of ceased goodwill amortizations the earlier method (Tax expense / (Earnings before tax + goodwill amortization)) for calculating the tax rate is no longer applicable. In the future the tax rate will be calculated as tax expense divided by earnings before tax. This is the same way as in the annual report, which gives a tax rate of approximately 39%.

ANNUAL GENERAL MEETING

The Gambro Annual General Meeting will take place on April 4, 2006 at Berns Conference, Berzelii Park Stockholm

AFTER THE BALANCE SHEET DATE

The sale of Gambro Healthcare U.S. to DaVita closed on October 5. Gambro received approximately USD 3.1 billion for the clinics including repayment of debt. The preliminary pre-tax gain is estimated to some USD 1.1 billion (SEK 9.0 billion) with an effect on net income of approximately MUSD 850 (SEK 7.0 billion). The cash effect after tax payments etc. will be some USD 2.7 billion (SEK 21 billion). In all material respects Gambro has been released from all contingent liabilities related to Gambro Healthcare US on October 5, 2005.

Of the approximately USD 3.1 billion that Gambro received for the clinics, MSEK 9,995 (SEK 29 per share) will be distributed to the shareholders in accordance with the share redemption program. The Annual General Meeting authorized the share redemption program on April 12, 2005. The redemption program will be carried out during November and payment of the redemption amount is expected to take place around November 30, 2005.

The timetable of the redemption procedure:

Last day of trading in Gambro shares, including the right to redemption shares:	November 3
Record date for the split of the Gambro shares:	November 8
First day of trading in redemption shares:	November 9
Last day of trading in redemption shares:	November 22
Expected payment of redemption amount to the holders of redemption shares:	November 30

CHANGES IN SHAREHOLDERS' EQUITY IN GAMBRO, PRO FORMA 1)

The Group	Pro forma Sept 30 after DaVita transaction	Split 2:1	Redemption of shares	Issue of class C shares	Transfer to restricted reserves	Redemption of class C shares	Pro forma Sept 30 2005 after redemption
Shareholdes' equity (BSEK)							
Share capital	0.7		-0.3	0.3		-0.3	0.3
Restricted reserves	2.4				0.3		2.8
Nonrestricted equity	24.7		-9.7		-0.3		14.7
Total / Change Equity	**27.8**		**-10.0**	**0.3**	**0**	**-0.3**	**17.8**
Nominal value per share, SEK	2	1	1	1	1	1	1
Number of shares - change		+344,653,288	-344,653,288	+344,653,288		-344,653,288	
Number of shares - total	344,653,288	689,306,576	344,653,288	689,306,576	689,306,576	344,653,288	344,653,288
Share capital	689,306,576	689,306,576	344,653,288	689,306,576	689,306,576	344,653,288	344,653,288

1) Effects of clinic business divestment, closed on October 5, 2005 and redemption program are preliminary estimates.

An information brochure about the redemption program has been sent to shareholders and is available on www.gambro.com.

On October 24, Gambro announced the signing of an agreement with Nephrogen, LLC as part of its Regenerative Medicine initiative announced earlier this year. The program will extend over a period of three years with the objective of exploring the use of adult stem cells to treat renal disease. In February 2005, Gambro announced that it will invest around MSEK 100 over three years in the field of regenerative medicine. The funds will be used for internal research as well as to support outside collaborators such as Nephrogen. Gambro will primarily focus on

developing new tools for cell handling and processing, while Nephrogen will contribute with scientific and clinical expertise.

Stockholm, October 28, 2005

Sören Mellstig
President and CEO

Auditor's review report

We have reviewed the interim report for the third quarter ended September 30, 2005, for Gambro AB (publ). We conducted our review in accordance with the recommendation issued by FAR.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the Interim Report does not comply with the requirements for interim reports in the Annual Accounts Act and IAS 34.

Stockholm, October 28, 2005

Peter Bladh
Authorized Public Accountant

Håkan Malmström
Authorized Public Accountant

GAMBRO®

October 28, 2005

FOR FURTHER INFORMATION PLEASE CONTACT:

Lars Granlöf, SVP, CFO, tel. +46 8 613 65 48, +46 70 513 65 48
Paula Treutiger, VP, Corporate Communications, tel. +46 8 613 65 99, +46 733 66 65 99
Fredrik Dalborg, Director, Investor Relations, tel. +46 8 613 65 84, +46 733 66 65 84
Kevin Smith, President, Gambro Inc., Investor Relations U.S., tel. +1 303 231 47 50
Sophie Monsén, Manager, Investor Relations & Business Intelligence, tel. +46 8 613 65 02

TELECONFERENCE AND WEB CAST

The company will host a conference call and web cast to present its third quarter results today, 28 October at 16:00 Central European time. Dial-in: +44 (0)20 7162 01 80 (if calling from Europe), +1 334 323 62 03 (if calling from the US). A replay of the call will also be available. Regarding the web cast, please find all related information on Gambro's web site: www.gambro.com.

CALENDAR 2005/2006	
February 8, 2006	Twelve-month and full year report, January-December 2005
April 4, 2006	Annual General Meeting 2006, Berns Conference, Stockholm
April 27, 2006	Three-month report, January-March 2006
July 21, 2006	Six-month report, January-June 2006
October 27, 2006	Nine-month report, January-September 2006

ACCOUNTING PRINCIPLES

- This interim report has been prepared in accordance with IAS 34, Interim Financial Reporting. Gambro AB is applying the Financial Accounting Standards Council's recommendation 32 Accounting in Legal Entities. As of 2005 Gambro Group is applying International Financial Reporting Standards (IFRS) as approved by the EU with effect from December 31, 2005. The most important differences between previous accounting principles and IFRS are as follows:
  Goodwill is no longer being amortized (IFRS 3)
- In the case of discontinued operations (Gambro Healthcare US), all depreciation and amortization has ceased as of January 1st 2005 and net income is being reported on a separate line (IFRS 5)
- Share-based incentive programs are being expensed (IFRS 2)
- Derivatives are being carried at market value with some exceptions (IAS 39)

These new accounting principles are described in detail in a document published by Gambro on April 5, 2005. This document also presents restated quarterly data for each segment. Reconciliations between previous reporting and IFRS can be found at the end of this interim report.

On April 14, 2005 the International Accounting Standards Board (IASB) published an amendment to IAS 39. This amendment permits hedge accounting of forecasted intra-group transactions. The amendment becomes effective on January 1, 2006 but earlier application is permitted. Gambro believes that the amendment published by the IASB will be approved by the EU before the end of this year. The company is therefore choosing to apply the standard with effect from January 1, 2005 together with the associated transitional rules in IFRS 1.

If the amendment was not applied the operating earnings would have been MSEK 84 and net income MSEK 61 lower than reported.

GAMBRO

October 28, 2005

GAMBRO GROUP INCOME STATEMENT

MSEK	Q3 2005	Q3 2004	Jan-Sept 2005	Jan-Sept 2004	Oct 2004-Sept 2005	Full year 2004
Continuing operations						
Revenues	**3,696**	**3,324**	**10,663**	**9,932**	**14,135**	**13,404**
Cost of sales	-2,347	-2,096	-6,590	-6,228	-8,748	-8,386
Gross earnings	**1,349**	**1,228**	**4,073**	**3,704**	**5,387**	**5,018**
Operating expenses 1)	-1,025	-1,095	-3,044	-3,167	-3,965	-4,088
Earnings before interest and taxes (EBIT) 2)	**324**	**133**	**1,029**	**537**	**1,422**	**930**
Financial items, net 3)	10	4	449	77	519	147
Earnings before tax (EBT)	**334**	**137**	**1,478**	**614**	**1,941**	**1,077**
Taxes	-115	-130	-409	-388	-543	-522
Net income from continuing operations	**219**	**7**	**1,069**	**226**	**1,398**	**555**
Profit for the period from discontinued operations 4)	394	279	988	-1,466	1,297	-1,157
Net income 4)	**613**	**286**	**2,057**	**-1,240**	**2,695**	**-602**
Net income attributable to:						
The shareholders of the parent company	599	266	2,025	-1,299	2,648	-676
Minority interest	14	20	32	59	47	74
	613	**286**	**2,057**	**-1,240**	**2,695**	**-602**
1) Including gains (+) / expenses (-) for stock options and SAR-programs	39	-179	64	-282	135	-211
2) Earnings before depreciation and amortization (EBITDA)	701	461	2,095	1,527	2,816	2,248
3) Including capital gain from divestiture of MacGREGOR			408		408	
4) Impact on net income of non-recurring item related to the agreement with the U.S Department of Justice				-2,181		-2,181
Earnings per share before and after dilution calculated on the net income for the continuing operations attributable to the parent company shareholders in the periods (SEK)	0.63	0.02	3.09	0.66	4.03	1.60
Earnings per share before and after dilution calculated on the net income for the discontinuing operations attributable to the parent company shareholders in the periods (SEK)	1.11	0.75	2.79	-4.43	3.66	-3.56
Earnings per share before and after dilution calculated on the net income for the whole operations attributable to the parent company shareholders in the periods (SEK)	1.74	0.77	5.88	-3.77	7.69	-1.96

Average and total number of shares outstanding 344,653,288 (before and after dilution) of which:
Series A: 250,574,090
Series B: 94,079,198
(Same number of outstanding shares for all periods)

Exchange rates

	Closing rates 2005 Q2	Closing rates 2004 Q2	Average rates 2005 Q1	2005 Q2	2005 Q3	2005 YTD	2004 Q1	2004 Q2	2004 Q3	2004 Q4	2004 YTD
USD-rate	7.74	7.35	6.90	7.34	7.72	7.32	7.35	7.59	7.50	6.96	7.35
EUR-rate	9.33	9.07	9.07	9.21	9.37	9.22	9.18	9.15	9.15	9.04	9.13

GAMBRO

October 28, 2005

QUARTERLY DATA PER SEGMENT

	2005				2004				
	Q1	Q2	Q3	Total	Q1	Q2	Q3	Q4	Total
Revenues from continuing operations									
Gambro Renal Products	2,482	2,662	2,680	7,824	2,448	2,538	2,454	2,587	10,027
Gambro BCT	521	573	584	1,678	457	507	528	518	2,010
Gambro Healthcare 7)	436	466	516	1,418	396	408	418	440	1,662
Intra-group	-80	-93	-84	-257	-74	-72	-76	-73	-295
Total Revenues	**3,359**	**3,608**	**3,696**	**10,663**	**3,227**	**3,381**	**3,324**	**3,472**	**13,404**
Operating earnings									
before depr. (EBITDA) from continuing operations									
Gambro Renal Products	453 1)	542 1)	482 1)	1,477 1)	364 2)	505	466	491	1,826 2)
Gambro BCT	171	188	200	559	158	150	167	144	619
Gambro Healthcare 7)	76	82	93	251	64	68	66	80	278
Other	-62	-56	-74	-192	-61	-182	-238	6	-475
Total operating earnings	**638**	**756**	**701**	**2,095**	**525**	**541**	**461**	**721**	**2,248**
- before depr. (EBITDA)									
where of gains (+) / expenses (-) for stock-									
options and SAR-program	14	11	39	64	-6	-97	-179	71	-211
EBITDA-margin %	**19.0%**	**21.0%**	**19.0%**	**19.6%**	**16.3%**	**16.0%**	**13.9%**	**20.8%**	**16.8%**
Depreciation and amortization									
from continuing operations									
Gambro Renal Products	-250	-265	-280	-795	-250	-250	-240	-243	-983
Gambro BCT	-47	-49	-52	-148	-43	-48	-51	-46	-188
Gambro Healthcare 7)	-34	-39	-41	-114	-32	-28	-32	-30	-122
Other	-2	-3	-4	-9	-6	-5	-5	-9	-25
Total depreciation and									
amortization	**-333**	**-356**	**-377**	**-1,066**	**-331**	**-331**	**-328**	**-328**	**-1,318**
Operating earnings									
after depr. (EBIT) from continuing operations									
Gambro Renal Products	203 1)	277 1)	202 1)	682 1)	114 2)	255	226	248	843 2)
Gambro BCT	124	139	148	411	115	102	116	98	431
Gambro Healthcare 7)	42	43	52	137	32	40	34	50	156
Other	-64	-59	-78	-201	-67	-187	-243	-3	-500
Total EBIT	**305**	**400**	**324**	**1,029**	**194**	**210**	**133**	**393**	**930**
EBIT-margin %	**9.1%**	**11.1%**	**8.8%**	**9.7%**	**6.0%**	**6.2%**	**4.0%**	**11.3%**	**6.9%**
Financial net from continuing operations									
Interest net	-11	-10	-8	-29	14	67 3)	8	19	108
Other financial items	442 4)	18	18 6)	478 4)	-2	-6	-4	51 5)	39
Financial net	**431**	**8**	**10**	**449**	**12**	**61**	**4**	**70**	**147**
Earnings before tax (EBT) from									
continuing operations	**736**	**408**	**334**	**1,478**	**206**	**271**	**137**	**463**	**1,077**

1) Including MSEK -38 in Q1, MSEK +44 in Q2, MSEK -17 in Q3 and YTD MSEK -11 as a consequence of new methods of accounting for hedge contracts according to the new accounting standard IAS 39.
2) Including MSEK 101 in one-off costs related to the closure of two plants.
3) Including MSEK 54 in accrued interest income from MacGREGOR (from 1998 until June 2004).
4) Including capital gain from divesture of MacGREGOR, MSEK 408.
5) Including MSEK +148 in early redemption of derivatives and a provision of MSEK -89 related to a loan to an independent clinic operator.
6) Including a dissolved provision of MSEK 31 related to a loan to an independent clinic operator.
7) Clinics outside U.S., previously called Gambro Healthcare International

GAMBRO

October 28, 2005

QUARTERLY DATA PER SEGMENT (cont.)

	2005				2004				
	Q1	Q2	Q3	Total	Q1	Q2	Q3	Q4	Total
Assets									
Gambro Renal Products	11,293	11,671	11,445		11,518	11,610	11,418	11,114	
Gambro BCT	1,729	1,931	1,984		1,498	1,610	1,634	1,562	
Gambro Healthcare [1]	2,535	2,713	2,818		2,526	2,484	2,513	2,536	
Eliminations	-53	-62	-55		-49	-48	-51	-49	
Total segment assets	**15,504**	**16,253**	**16,192**		**15,493**	**15,656**	**15,514**	**15,163**	
Other	1,395	793	915		729	831	977	572	
Gambro Healthcare US					14,798	14,573	14,207	13,821	
Shares and participations	122	127	107		125	119	119	123	
Deferred and current tax assets	860	924	902		1,292	1,773	1,614	1,581	
Cash and Bank	581	402	467		671	454	886	659	
Interest bearing receivables	279	331	330		1,236	1,286	1,473	370	
Assets classified as held for sale	14,293	16,550	16,834						
Total assets	**33,034**	**35,380**	**35,747**		**34,344**	**34,692**	**34,790**	**32,289**	
Liabilities									
Gambro Renal Products	2,234	2,414	2,394		2,292	2,244	2,208	2,160	
Gambro BCT	233	249	285		172	234	252	248	
Gambro Healthcare [1]	365	378	433		439	468	488	442	
Eliminations	-53	-62	-55		-49	-48	-51	-49	
Total segment liabilities	**2,779**	**2,979**	**3,057**		**2,854**	**2,898**	**2,897**	**2,801**	
Other	571	814	1,035		751	3,500	3,557	760	
Gambro Healthcare US					1,267	1,289	1,304	1,951	
Shareholders' equity	19,963	20,606	21,161		20,350	18,122	18,299	18,474	
Provisions for taxes and tax liabilities	997	1,045	1,495		1,272	1,413	1,159	1,454	
Interest bearing liabilities incl. pensions	6,565	7,542	6,823		7,850	7,470	7,574	6,849	
Liabilities directly associated with assets classified as held for sale	2,159	2,394	2,176						
Total shareholders' equity and liabilities	**33,034**	**35,380**	**35,747**		**34,344**	**34,692**	**34,790**	**32,289**	
Investments gross									
Gambro Renal Products	245	166	295	706	187	246	238	254	925
Gambro BCT	69	92	101	262	57	96	72	94	319
Gambro Healthcare [1]	33	41	27	101	26	27	40	50	143
Total investment gross	**347**	**299**	**423**	**1,069**	**270**	**369**	**350**	**398**	**1,387**
Revenues by market									
Europe, Africa and Middle East	2,058	2,202	2,157	6,417	1,998	2,083	1,960	2,106	8,147
United States	736	784	862	2,382	730	769	779	799	3,077
Asia and rest of world	565	622	677	1,864	499	529	585	567	2,180
Total	**3,359**	**3,608**	**3,696**	**10,663**	**3,227**	**3,381**	**3,324**	**3,472**	**13,404**
Assets by market									
Europe, Africa and Middle East	11,568	11,789	11,642		11,380	11,597	11,463	11,309	
United States	1,967	2,222	2,259		2,084	2,113	2,099	2,006	
Asia and rest of world	1,969	2,242	2,291		2,029	1,946	1,952	1,848	
Total segment assets	**15,504**	**16,253**	**16,192**		**15,493**	**15,656**	**15,514**	**15,163**	
Investments gross by market									
Europe, Africa and Middle East	252	164	276	692	178	279	244	267	968
United States	51	75	90	216	50	51	64	91	256
Asia and rest of world	44	60	57	161	42	39	42	40	163
Total investments gross	**347**	**299**	**423**	**1,069**	**270**	**369**	**350**	**398**	**1,387**

1) Clinics outside U.S., previously called Gambro Healthcare International

GAMBRO®

October 28, 2005

GAMBRO GROUP BALANCE SHEET

MSEK	September 30 2005	September 30 2004	December 31 2004
ASSETS			
Fixed assets			
Intangible assets [1]	2,181	11,873	11,005
Tangible assets	6,153	7,856	7,597
Shares and participations	107	119	123
Deferred tax assets	714	1,386	903
Long-term receivables	454	1,837	703
Total fixed assets	**9,609**	**23,071**	**20,331**
Current assets			
Inventories	2,233	2,488	2,255
Trade receivables	4,898	6,356	6,858
Other current receivables	1,706	1,989	2,186
Cash and Bank	467	886	659
	9,304	**11,719**	**11,958**
Assets classified as held for sale	16,834		
Total current assets	**26,138**	**11,719**	**11,958**
TOTAL ASSETS	**35,747**	**34,790**	**32,289**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Equity related to the shareholders of the parent company [2]	21,034	18,142	18,387
Minority interest	127	157	87
Shareholders' equity	21,161	18,299	18,474
Long-term non interest bearing liabilities	1,137	3,345	1,186
Deferred tax liabilities	604	725	598
Long-term interest bearing liabilities	4,611	4,806	4,593
Current liabilities	6,058	7,615	7,438
	33,571	**34,790**	**32,289**
Liabilities directly associated with assets classified as held for sale	2,176		
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**35,747**	**34,790**	**32,289**
NET DEBT	5,690	5,215	5,820
1) Of which goodwill	1,165	10,647	9,829

2) Total number of shares outstanding, 344,653,288 (of which Series A: 250,574,090, Series B: 94,079,198)

GAMBRO®

October 28, 2005

CHANGES IN SHAREHOLDERS' EQUITY

MSEK	September 30 2005			2004			December 31 2004		
	Equity attributable to: The shareholders of the parent company	Minority	Total	Equity attributable to: The shareholders of the parent company	Minority	Total	Equity attributable to: The shareholders of the parent company	Minority	Total
Reported opening balance	**18,387**	**87**	**18,474**	**19,571**	**143**	**19,714**	**19,571**	**143**	**19,714**
New accounting standards (IAS 39) implemented prospectively from January 1, 2005 [1]	279		279						
Adjusted opening balance	**18,666**	**87**	**18,753**	**19,571**	**143**	**19,714**	**19,571**	**143**	**19,714**
Net income	2,025	32	2,057	-1,299	59	-1,240	-676	74	-602
Changes in minority interest		4	4		0	0		-74	-74
Sharebased payments	-21		-21	17		17	23		23
Translation difference	873	19	892	151	-3	148	-233	-14	-247
Change in cash flow hedge reserve	-61		-61						
Change in provision for equity swaps (in accordance with earlier accounting principles)				81		81	81		81
Dividend	-448	-15	-463	-379	-42	-421	-379	-42	-421
Closing balance	**21,034**	**127**	**21,161**	**18,142**	**157**	**18,299**	**18,387**	**87**	**18,474**

1) Adjustment to Equity at implementation of IAS 39 Financial instruments: Recognition and Measurement

whereof	Adjustment pre-tax	Adjustment post-tax
Cashflow hedge reserve for forecasted intragroup cashflows.	28	20
Fair market valuation of interest derivatives	-23	-16
Fair market valuation of derivatives etc for hedging of cash settled sharebased payments including social security contribution	404	406
Recognition of derivatives for hedging of equity settled sharebased payments.	-126	-126
Other	-9	-5
Total	**274**	**279**

As per January 1st 2005, Gambro applies IAS 39 to Financial Instruments: Recognition and Measurement including the amendment which permits hedge accounting for forecasted internal foreign currency flows. The amendment will be in effect as per January 1st 2006, however, it will be possible to apply to the amendment prior to this date. Gambro takes the position that the amendment will be approved by the European Union before the year-end 2005 and therefore, chooses to apply to the standard as per January 1st 2005, in conjunction with IFRS 1 - Gambro will not restate comparative figures for 2004.

Cash Flow Hedge Reserve for forecasted internal flows.
The fair value of a hedge for a forecasted transaction is reported directly against equity, until the hedged transaction effects profit and loss. When the hedged transaction effects profit and loss the hedge is then booked to the Income Statement. According to previous accounting principles the fair value of the hedge was not recognized until the hedge was matured. It was then reported in the Income Statement as an operating item.

Fair value of interest rate derivatives
Interest rate derivatives are reported at fair value in the Income Statement on a regular basis. According to previous accounting principles some interest rate derivatives were reported at amortized cost value. The difference between the fair value and the amortized cost value is the transition effect.

Fair value of derivatives for hedge of cash settled share based payment to employees including social security charges.
The fair value of derivatives should now be calculated and charged directly to the Income Statement as personnel cost. According to previous *accounting principles the amortized cost value and write-downs were reported directly against equity.*

Equity swaps for hedging of equity settled share based payments to employees.
Swaps are initially reported as a liability and equity. They should not be revaluated at closing. According to previous accounting principles only write-downs were reported against equity.

GAMBRO

October 28, 2005

CASH FLOW STATEMENT

MSEK	January-September 2005	January-September 2004	Full year 2004
Operating activities			
Earnings before tax in continued operations	1,478	614	1,077
Earnings before tax in discontinued operations	1,618	-1,545	-1,021
Adjustment for non-cash items			
Depreciation and write-downs in continued operations	1,066	990	1,318
Depreciation and write-downs in discontinued operations	0	429	566
Provisions	-119	2,723	226
Unrealized interests and exchange gains/losses etc.	-1,457	4	311
Capital gains (-)/losses (+)	-439	-97	-127
Income taxes paid	-247	-657	-710
Cash flow from current operations before changes in operating capital	1,900	2,461	1,640
Changes in operating capital:			
Inventories	-148	-130	-2
Receivables	-185	212	755
Liabilities	284	-105	510
Cash flow from operating activities	1,851	2,438	2,903
Investment activities			
Changes in short term investments	-282	-20	-171
Investments in financial fixed assets	-53	-61	-355
Disposals of financial fixed assets	500	131	131
Investments in intangible fixed assets	-206	-212	-294
Disposals of intangible fixed assets	0	0	0
Investments in tangible fixed assets	-1,113	-1,013	-1,456
Disposals of tangible fixed assets	87	51	104
Cash flow from investment activities	-1,067	-1,124	-2,041
Financing activities			
Change in loans	-405	-511	-404
Dividend paid to minority owners	-15	-42	-42
Dividend paid to the parent company shareholders	-448	-379	-379
Cash flow from financing activities	-868	-932	-825
Cash flow this period	-84	382	37
Cash and cash equivalent, opening balance	437	431	431
Currency effect in cash and cash equivalent	42	2	-31
Liquid assets at closing balance	395	815	437

Reconciliation between cash flow statement and operating cash flow

	January-September 2005	January-September 2004	Full year 2004
Cash flow from operating activities	1,851	2,438	2,903
Add back: Operating activities in discontinued operations	-1,618	1,116	455
Add back: Provisions and unrealized exchange gains/losses etc	1,576	-2,727	-537
Add back: Income taxes paid	247	657	710
Add back: Change in operating capital	49	23	-1,263
Change in operating working capital	-441	-420	-109
Cash flow from investment activities	-1,067	-1,124	-2,041
Add back: Change in short term investments	282	20	171
Add back: Non-recurring items	-408		
Add back: Investment activities in discontinued operations	282	276	399
Add back: Acquisitions/divestitures net	-9	27	322
Operating cash flow	**744**	**286**	**1,010**

According to IAS 7, only assets with a maturity period of up to three months are to be included in cash and cash equivalents. According to previous accounting principles Gambro classified cash and bank balances and short-term investments with a maturity period of up to twelve months as cash and cash equivalents.

GAMBRO®

October 28, 2005

FIVE-YEAR SUMMARY

	IFRS			Swedish Generally Accepted Accounting Principles				
	Jan-Sept							
MSEK	2005 [3]	2004 [3]	2004 [3]	2004 [4]	2003 [4]	2002 [4]	2001 [4]	2000 [4]
Income statement								
Revenues	10,663	9,932	13,404	26,617	26,133	27,574	26,720	22,245
Earnings before interest, taxes depreciation and amortizations (EBITDA)	2,095	1,527	2,248	2,228	4,334	4,501	3,305	3,983
EBITDA margin %	19.6	15.4	16.8	8.4	16.6	16.3	12.4	17.9
Earnings before interest and taxes (EBIT)	1,029	537	930	-427	1,581	1,594	281	204
EBIT margin, %	9.7	5.4	6.9	-1.6	6.0	5.8	1.1	0.9
Earnings before tax (EBT)	1,478	614	1,077	-531	1,530	1,063	-193	-527
Net income	2,057	-1,240	-602	-1,196	1,422	612	-422	982
Balance sheet								
Total assets	35,747	34,790	32,289	31,555	34,112	36,019	40,151	36,664
Net debt	5,690	5,215	5,820	5,675	5,801	8,369	9,434	7,275
Shareholders equity	21,161	18,299	18,474	18,083	19,756	19,634	22,571	21,897
Cash flow analysis								
Investments in fixed assets	-951	-898	-1,276	-1,675	-2,259	-2,994	-2,465	-1,741
Operating cash flow [1]	744	286	1,010	276 [5]	1,754	1,540	-11 [2]	1,103
Change in net debt	130	741 [5]	136 [6]	126	2,568	1,065	-2,159	-2,643
Key ratios								
Return on shareholders equity, %	14.0	-8.9	-3.2	-6.3	7.2	2.9	-1.9	4.7
Return on total capital, %	8.8	2.9	4.4	-0.4	5.8	4.6	1.6	0.9
Return on capital employeed, %	8.5	3.7	5.5	-0.5	7.1	5.6	2.0	1.2
Interest coverage ratio	5.9	5.8	3.8	-0.3	4.1	2.6	0.8	0.4
Solidity,%	59	53	57	58	58	55	57	60
Per share data								
Earnings per share, SEK	5.88	-3.77	-1.96	-3.47	4.13	1.78	-1.22	2.85
Operating cash flow per share [1]	2.16	0.83	2.93	0.80 [5]	5.09	4.47	-0.03 [2]	3.20
Shareholders equity per share, SEK	61	53	53	52	57	57	65	64
Net asset value per share, SEK	61	53	53	52	57	57	65	64
Dividend per share, SEK	1.30	1.10	1.10	1.10	1.10	1.10	1.10	1.10
Total return, Gambro share, %	1.1	1.3	1.2	1.4	1.8	2.3	1.7	1.6
Market value/net profit (p/e-ratio)	10	neg	neg	neg	14	27	neg	23
Market value/shareholders equity	192	154	175	180	104	83	100	102
Average and total number of shares outstanding 344,653,288 for all periods								
Statistical data								
Average number of employees	21,605	21,301	21,391	21,391	21,273	20,804	19,534	17,999
Wages, salaries and remunerations incl. social security contributions	6,918	6,668	8,763	8,763	8,961	9,406	9,122	7,191

1) Cash flow before acquisitions and taxes

2) Exclusive capital gain on sale of Thoratec shares

3) Reported in accordance with IFRS

4) Reported in accordance with generally accepted accounting principles in Sweden. The following main adjustments have to be done to adjust the reported numbers to IFRS; (a) goodwill amortizations shall cease (IFRS 3), (b) Sharebased payments (IFRS 2) and hedges (IAS 39) of the sharebased payments shall be reported as a personnel expense, under Swedish GAAP a negative net of Sharebased payments and hedges was recognized as Provision direct against Equity and a positive net was not recognized at all (c) some financial instruments that according to Swedish GAAP was measured at amortized cost is under IFRS recognized at fair market value and some financial instrument that earlier was measured at fair market value is under IFRS measured at amortized cost (IAS 39).

5) Including U.S Department of Justice settlement MSEK 2,672, SEK 7.75 per share

6) Based on a recalculated net debt for 2003 of MSEK 5,956

GAMBRO®

October 28, 2005

Reconciliation of Equity and Profit & Loss reported under IFRS to Equity and Profit & Loss reported under Swedish Generally Accepted Accounting Principles

IFRS 5, Non-current assets held for sale and discontinued operations, is the standard with most effect on Gambro. The effect is reported in a single column. IFRS 2, Sharebased payments, stipulates that this type of cost shall be recorded as an expense. IFRS 3, Business Combination, says that goodwill shall not be amortized, IAS 17, Leasing, prescribes that all financial arrangements shall be accounted for in accordance with financial leasing rule. IAS 38, Intangable assets, and IAS 27, Consolidated financial statement, requires that minority interests shall not be recognized in the Profit and Loss. On April 5, 2005 Gambro published a document that describes its changed accounting standards and re-stated income statements, balance sheets and cash flow statements. The document is available on Gambro's web-site www.gambro.com, under the heading Investor Relations and IR News. Reference below are referring to the published document.

MSEK	Swedish accounting principles	Effects of changes to IFRS Q3 2204						IFRS
		IFRS 2	IFRS 3	IAS 17	IAS 38	IFRS 5	IAS 27	
Revenues	**6,697**					**-3,373**		**3,324**
Cost of sales	-4,887		200		-1	2,592		-2,096
Gross earnings	**1,810**		**200**		**-1**	**-781**		**1,228**
Operating expenses	-1,204	-178		1		286		-1,095
Earnings before interest and taxes (EBIT)	**606**	**-178**	**200**	**1**	**-1**	**-495**		**133**
Financial items, net	-54			-1		59		4
Earnings before tax (EBT)	**552**	**-178**	**200**	**0**	**-1**	**-436**		**137**
Taxes	-275	6	-19	0	1	157		-130
Minority Interest	-20						20	
Net income from continuing operations	**257**	**-172**	**181**	**0**	**0**	**-279**	**20**	**7**
Net income from discontinuing operations						279		279
Net income	**257**	**-172**	**181**	**0**	**0**		**20**	**286**
Net income attributable to:								
The shareholders of the parent company	257	-172	181	0	0			266
Minority interest							20	20
	257	**-172**	**181**	**0**	**0**		**20**	**286**
EBITDA	1,275	-178		4		-640		461

MSEK	Swedish accounting principles	Effects of changes to IFRS Jan-Sept 2004						IFRS
		IFRS 2	IFRS 3	IAS 17	IAS 38	IFRS 5	IAS 27	
Revenues	**19,775**					**-9,843**		**9,932**
Cost of sales	-14,477		598		-3	7,654		-6,228
Gross earnings	**5,298**		**598**		**-3**	**-2,189**		**3,704**
Operating expenses	-6,446	-277		3		3,553		-3,167
Earnings before interest and taxes (EBIT)	**-1,148**	**-277**	**598**	**3**	**-3**	**1,364**		**537**
Financial items, net	-100			-4		181		77
Earnings before tax (EBT)	**-1,248**	**-277**	**598**	**-1**	**-3**	**1,545**		**614**
Taxes	-264	11	-57		1	-79		-388
Minority Interest	-59						59	
Net income from continuing operations	**-1,571**	**-266**	**541**	**-1**	**-2**	**1,466**	**59**	**226**
Net income from discontinuing operations						-1,466		-1,466
Net income	**-1,571**	**-266**	**541**	**-1**	**-2**	**0**	**59**	**-1,240**
Net income attributable to:								
The shareholders of the parent company	-1,571	-266	541	-1	-2			-1,299
Minority interest							59	**59**
	-1,571	**-266**	**541**	**-1**	**-2**	**0**	**59**	**-1,240**
EBITDA	857	-276		11		935		1,527

GAMBRO.

October 28, 2005

Reconciliation of Equity and Profit & Loss reported under IFRS to Equity and Profit & Loss reported under Swedish Generally Accepted Accounting Principles (cont.)

MSEK		Jan 1 2004	Sept 30 2004	Dec 31 2004
Shareholders' equity according to previously applied accounting standards		**19,737**	**17,965**	**18,083**
	Reference			
Add back of goodwill amortizations	IFRS 3		690	762
Reclassification from goodwill to intangible assets	IFRS 3	-57	-95	-106
Sharebased payments (cash settled)	IFRS 2	-120	-402	-331
Sharebased payments (equity settled)	IFRS 2	12	36	43
Negative goodwill	IFRS 3			9
Research and development expenses	IAS 38	18	15	12
Leasing	IAS 17	-28	-28	-28
Minority interest	IAS 27	143	157	87
Tax effect		9	-39	-57
Total adjustment of shareholders' equity		**-23**	**334**	**391**
Shareholders' equity according to IFRS		**19,714**	**18,299**	**18,474**

ASSETS CLASSIFIED AS HELD FOR SALE AND DISCONTINUED OPERATIONS

MSEK	Q3 2005	Q3 2004	Jan-Sept 2005	Jan-Sept 2004	Oct 2004-Sept 2005	Full year 2004
DISCONTINUED OPERATIONS						
Revenues	3,885	3,603	10,724	10,528	14,331	14,135
Earnings before depreciation and amortization (EBITDA)	739	640	1,867	-936	2,604	-199
Earnings before interest and taxes (EBIT)	739	494	1,867	-1,364	2,466	-765
Earnings before tax (EBT)	646	436	1,618	-1,545	2,142	-1,021
Taxes	-252	-157	-630	79	-845	-136
Net income	**394**	**279**	**988**	**-1,466**	**1,297**	**-1,157**

ASSETS CLASSIFIED AS HELD FOR SALE	Sept 2005
Tangible fixed assets	2,317
Intangible assets	10,611
Long-term receivable	350
Current assets	3,556
	16,834

LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE

	Sept 2005
Long-term non interest bearing liabilities	105
Current liabilities	2,071
	2,176

GAMBRO.

October 28, 2005

Reconciliation of Equity and Profit & Loss reported under IFRS to Equity and Profit & Loss reported under Swedish Generally Accepted Accounting Principles (cont.)

MSEK	Swedish accounting principles	Effects of changes to IFRS Q3 2204 IFRS 2	IFRS 3	IAS 17	IAS 38	IAS 27/ IAS 1	IFRS
Intangible assets	11,263		595		15		11,873
Tangible assets	7,737			119			7,856
Shares and participations	119						119
Deferred tax assets		15	-57	12		1,416	1,386
Long-term receivable	3,253					-1,416	1,837
Total fixed assets	**22,372**	**15**	**538**	**131**	**15**	**0**	**23,071**
Current assets							
Inventories	2,488						2,488
Trade receivable	6,356						6,356
Other current receivable	1,989						1,989
Cash and Bank	886						886
Total current assets	**11,719**						**11,719**
TOTAL ASSETS	**34,091**	**15**	**538**	**131**	**15**	**0**	**34,790**
Shareholders equity and liabilities							
Equity attributable to the share-holders of the parent company	17,965	-353	538	-17	9		18,142
Minority interest						157	157
	17,965	-353	538	-17	9	157	18,299
Minority interest	157					-157	
Provisions	4,473					-4,473	
Long-term non interest bearing liabilities		368				2,977	3,345
Deferred tax liabilities				1	6	718	725
Long-term interest bearing liabilities	3,972			134		700	4,806
Current liabilities	7,524			13		78	7,615
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**34,091**	**15**	**538**	**131**	**15**	**0**	**34,790**

Balance Sheet as of December 31, 2004 adjusted for IFRS 5 and IAS 39 effects as of January 1, 2005

MSEK	IFRS Dec 31 2004	Effects of changes to IAS 39	Effects of changes to IFRS 5	IFRS Jan 1 2005
Intangible assets	11,005		-9,015	1,990
Tangible assets	7,597		-1,764	5,833
Shares and participations	123		-3	120
Deferred tax assets	903	11	-177	737
Long-term receivable	703		-148	555
Total fixed assets	**20,331**	**11**	**-11,107**	**9,235**
Current assets				
Inventories	2,255		-363	1,892
Trade receivable	6,858		-2,165	4,693
Other current receivable	2,186	415	-296	2,305
Cash and Bank	659		-151	508
Total current assets	**11,958**	**415**	**-2,975**	**9,398**
Assets classified as held for sale			14,082	14,082
TOTAL ASSETS	**32,289**	**426**	**0**	**32,715**
Shareholders equity and liabilities				
Equity attributable to the share-holders of the parent company	18,387	279		18,666
Minority interest	87			87
	18,474	279		18,753
Long-term non interest bearing liabilities	1,186	127	-114	1,199
Deferred tax liabilities	598	6		604
Long-term interest bearing liabilities	4,593			4,593
Current liabilities	7,438	14	-1,890	5,562
Liabilities directly associated with assets classified as held for sale			2,004	2,004
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**32,289**	**426**	**0**	**32,715**

GAMBRO®

October 28, 2005

DEFINITIONS

Interest coverage ratio: Earnings after financial items, plus interest expenses and exchange losses attributable to loans, divided by the sum of interest expenses and exchange losses attributable loans. Financial items include dividends received from associated companies rather than earnings participations in these companies.

Non-acquired growth: Treatment growth in existing clinics and programs including denovo clinics. (Before used "same-store growth" which only included existing clinics and satellite denovos rather than all denovos.)

Net debt: Interest bearing provisions and liabilities, pension provisions included, less interest bearing receivables, including reported plan assets and liquid funds.

Return on shareholders' equity: Net income expressed as a percentage of average shareholders' equity.

Return on total capital: Earnings after financial items, plus interest expenses and exchange losses attributable to loans, expressed as a percentage of average total assets.

Return on capital employed: Earnings after financial items, plus interest expenses and exchange losses attributable to loans, expressed as a percentage of average total assets, less non-interest bearing operating liabilities, including deferred tax liabilities.

Kt/V: Kt/V is one method of assessing the dose of dialysis delivered. Most national standards recommend a minimum acceptable target for Kt/V of 1.2 in a thrice-weekly dialysis schedule.

Hemoglobin: Hemoglobin is the iron-containing protein in red blood cells that transports oxygen in the body and is used as a marker of anemia management. The current target for hemoglobin in dialysis patients according to DOQI guidelines is 11-12 g/dl.

Albumin: In dialysis patients, serum albumin is used as a marker of nutrition but also of inflammation. A serum albumin concentration of >3.5 g/dl is generally defined as adequate, although the target value depends on the analysis method used.

Unless otherwise indicated, all products mentioned in this press release are registered trademarks of Gambro.